ROPES & GRAY PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

Stephen Adams

617-235-4718

stephen.adams@ropesgray.com

August 16, 2018

VIA EDGAR

Securities and Exchange Commission 100 F Street, NE Washington, DC 20549 Attn: Ms. Samantha Brutlag

Re: GMO Trust (File Nos. 002-98772 and 811-04347) and GMO Series Trust (File Nos. 333-174627 and 811-22564) (each, as applicable, the “Registrant” and together, the “Registrants”)

Ladies and Gentlemen:

On June 15, 2018, Samantha Brutlag (the “Staff Reviewer”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided oral comments to Sarah Clinton and Stephen Adams of Ropes & Gray LLP, counsel to the Registrants, regarding (i) Post-Effective Amendment No. 201 under the Securities Act of 1933, as amended (the “Securities Act”) and Amendment No. 247 under the Investment Company Act of 1940, as amended (the “1940 Act”) (“Amendment 201/247”) to GMO Trust’s Registration Statement on Form N-1A relating to twenty-nine series of GMO Trust (each a “GMO Trust Fund”); and (ii) Post-Effective Amendment No. 37 under the Securities Act and Amendment No. 39 under the 1940 Act (“Amendment 37/39”) to GMO Series Trust’s Registration Statement on Form N-1A relating to thirteen series of GMO Series Trust (each a “GMO Series Trust Fund” and together with the GMO Trust Funds, the “Funds”). Certain comments regarding Amendment 201/247 and Amendment 37/39 were addressed to the Staff Reviewer’s satisfaction in a comment response letter filed as correspondence via EDGAR on June 29, 2018 (the “First Response Letter”). The Staff Reviewer provided additional comments during a follow-up telephone conversation with Ms. Clinton and Mr. Adams on July 10, 2018, each of which is stated below, along with the Registrant’s response. Capitalized terms not defined herein shall have the meanings assigned to such terms in the First Response Letter or the Registrants’ respective Registration Statements.

Securities and Exchange Commission	- 2 -	August 16, 2018

Supplemental Comment #1

With reference to the second comment in the First Response Letter concerning the treatment of a Fund’s derivatives for purposes of determining compliance with its policy pursuant to Rule 35d-1 under the 1940 Act (its “Name Policy”), it is the position of the Staff that mark-to-market value, rather than notional value, is the appropriate measure of valuation for derivatives for the purposes of a Fund’s Name Policy. The Staff’s position extends to all derivative types, notwithstanding the argument that for some derivatives the notional value, and not the mark-to-market value, best reflects the Fund’s economic exposure created by the derivative. The Staff does not expect to provide orders or acceleration requests for a Fund that does not value its derivatives positions using mark-to-market valuation for purposes of its Name Policy.

Response: The Registrants acknowledge the Staff’s position.

Supplemental Comment #2

With reference to the fourth comment in the First Response Letter regarding the definition of “emerging countries” in GMO Emerging Country Debt Fund and GMO Emerging Country Debt Series Fund, does the Fund’s definition of “emerging countries” in the Fund’s Name Policy include any countries that are not in a widely used emerging countries or emerging markets index? If so, please explain why the Registrants believe it is appropriate to include those countries.

Response: The Fund invests primarily in sovereign and quasi-sovereign debt in emerging countries. Given the scope of the Funds’ investment focus, the Registrants believe it is advantageous for the Funds to be able to consider the widest range of investments that fit its principal investment strategies. The Registrants believe that some countries that may not be included in an emerging countries or markets index provide appealing investment opportunities and compelling risk-return profiles. The Registrants confirm that the Funds’ definition of emerging countries may result, and has resulted, in exposure to countries that are not in the Fund’s benchmark or other widely used emerging country indices. Nonetheless, the Registrants believe that these countries share key risk and investment characteristics (e.g., national domestic products or default histories) with the countries included in the Fund’s benchmark. As stated in the First Response Letter, the Registrants are not aware of Commission or Staff guidance indicating that “emerging countries” must be defined solely by reference to independent third party criteria or limited to those countries included in independently maintained emerging country indices and the Registrants maintain that the inclusion of countries with similar characteristics to those countries is reasonable and not misleading to investors.1

1 See Investment Company Act Release No. 24828, Section II.C.1 (January 17, 2001).

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Supplemental Comment #3

With reference to the response to the fifth comment in the First Response Letter regarding the disclosure of risks related to the use of ESG (environmental, social, and governance) criteria in the selection of investments for GMO Quality Fund and GMO Quality Series Fund, please include a separate risk factor for these Funds related to the use of ESG criteria or revise the language of the “Management and Operational Risk” to reflect the Funds’ use of ESG criteria.

Response: As the Registrants noted more fully in the First Response Letter, ESG criteria are just one of many different criteria that GMO may consider when selecting securities for the Funds. The Funds do not identify themselves as ESG funds, GMO is not required to consider ESG criteria, and the Funds’ investment universe is not limited by ESG-related filters or screens. The Registrants believe that extensive risk disclosure regarding a selection criteria that may or may not be used in any particular decision could be misleading to investors. As such, the Registrants submit that it would not be appropriate at this time to add a separate risk factor related to the use of ESG criteria, but will continue to monitor the role of ESG criteria in the investment process to ensure appropriate disclosure is provided.

Supplemental Comment #4

With reference to the seventh comment in the First Response Letter regarding the companies included in GMO Foreign Small Companies Fund’s Names Policy test, please explain why the Registrant believes it is appropriate to invest in a market capitalization range of companies that is wider than that of its benchmark (as opposed to why the benchmark is appropriate).

Response: The Registrant submits that, while the market capitalization range of companies whose equities are held by the Fund is wider than the market capitalization range of the companies in the Fund’s benchmark, there is substantial overlap in the range. The Registrant is not aware of Commission or Staff guidance indicating that the market capitalization range of the companies in a Fund’s Name Policy must precisely align with that of the Fund’s benchmark. The market capitalization ranges applicable to both the Fund and the benchmark are clearly disclosed to shareholders in the Fund’s “Principal investment strategies” and Registrant believes its definition of “small companies” (i.e., companies whose outstanding publicly traded equities are in the lowest 25% of publicly traded market capitalization (float) in a particular country at the time of investment) is a reasonable and appropriate definition.2

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Very truly yours,

/s/ Stephen Adams

Stephen Adams

cc:	Douglas Y. Charton, Grantham, Mayo, Van Otterloo & Co. LLC Thomas R. Hiller, Ropes & Gray LLP

Sarah Clinton, Ropes & Gray LLP

2 See footnote 43 to Investment Company Act Release No. 24828 (January 17, 2001).